Mail Stop 3561

      							September 7, 2005


Mr. Adrian Meszaros
Chief Financial and Administrative Officer
Multicanal S.A.
Avalos 2057
(1431) Buenos Aires
Argentina

	Re:	Multicanal S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 20, 2005



Dear Mr. Meszaros:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Property, Plant and Equipment, page 41

1. Tell us and disclose in your filing how you evaluated the guidance in FAS 143 in determining whether you have any significant legal retirement obligations associated with the operation of your tangible long-lived assets. Describe for us all arrangements where you may have a legal retirement obligation, such as your pole rental agreements with local public utilities.

Impairment of Long Lived Assets and Goodwill, page 47

2. We note your discussion that you are organized in three regional clusters. Tell us how the operations in Uruguay and Paraguay relate to these three clusters. For purposes of your SFAS 142 testing, tell us what you have determined your reporting units to be in light of these clusters and your foreign operations.

Note 2 - Basis of Presentation and Significant Accounting
Policies,
page F-7

3. Please provide us with additional details regarding the basis for your conclusion that Multicanal controls La Capital Cable S.A. Tell us why you believe it is appropriate to consolidate this entity under
US GAAP, given your 50% voting interest. Also, in future filings, expand your accounting policy disclosure to discuss in what circumstances you believe consolidation is appropriate.

Note 2.5 (i) - Intangible assets, page F-11

4. We note your disclosure that intangible assets consist of exploitation rights, concessions and purchase value of the subscriber`s portfolio and have estimated useful lives of between 5 to 20 years. Tell us and disclose in future filings each class of intangible asset and their related useful lives in accordance with paragraph 45 of SFAS 142.

5. Clarify for us what each type of intangible asset relates to
and
how you determined the useful lives. In this regard, also tell us and disclose in future filings how you evaluate each of these intangible assets for impairment in accordance with paragraphs 7 - 24 of SFAS 144.

Note 7 - Bank and Financial Debt, page F-17

6. We note your disclosures that the majority of your debt arrangements contain restrictive covenants. In future filings please revise to clearly state whether you were in compliance with these covenants and what your expectations are for future compliance.

Note 9 - Commitments and Contingencies, page F-22

7. It is unclear whether you have ascribed any value to your operating licenses for US GAAP reporting purposes. Tell us how you are accounting for these licenses under US GAAP and, if value has been ascribed to these licenses, tell us where they are presented in the Consolidated Balance Sheet. Please also clarify your accounting in future filings. Additionally, since you state that these licenses may not be renewed if your APE is not confirmed, tell us how you evaluate these licenses for future use.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Robert S. Littlepage, Accountant Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


Mr. Adrian Meszaros
Multicanal S.A.
September 7, 2005
Page 4